================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                       ----------------------------------


                                    FORM 11-K


(Mark One)

     [X]          Annual report pursuant to Section 15(d) of the
                          Securities exchange Act of 1934

                  For the fiscal year ended December 31, 1998

                                       OR

     [ ]          Transition report pursuant to Section 15(d)
                    of the Securities Exchange act of 1934

              For the transition period from         to
                                            ---------  ---------




COMMISSION FILE NUMBER 1-7310 (Michigan Consolidated Gas Company)



                  MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

              (Full title of the plan and the address of the plan,
                if different from that of the issuer named below)


                           MCN ENERGY GROUP INC. (MCN)
                               500 Griswold Street
                             Detroit, Michigan 48266


           (Name of issuer of the common stock issued pursuant to the plan and the address of its principal executive office)

================================================================================

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN


      Financial Statements for the Years Ended December 31, 1998 and 1997,
          Supplemental Schedules for the Year Ended December 31, 1998
                        and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

June 21, 1999

To the Trustees and Participants of the
MichCon Investment and Stock Ownership Plan
Detroit, Michigan

We have audited the accompanying statement of net assets available for benefits of the MichCon Investment and Stock Ownership Plan (the Plan) as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the MichCon Investment and Stock Ownership Plan as of December 31, 1997 was audited by other auditors whose report dated June 25, 1998 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ George Johnson & Company

CERTIFIED PUBLIC ACCOUNTANTS

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                                TABLE OF CONTENTS






                                                                            Page
                                                                            ----
Financial Statements:

    Statement of Net Assets Available for Benefits as of
       December 31, 1998 and 1997 .......................................    1

    Statement of Changes in Net Assets Available for Benefits for the
       Year Ended December 31, 1998......................................    2

    Notes to Financial Statements........................................    3-8

Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment Purposes as of
       December 31, 1998 ................................................    9

    Item 27d - Schedule of Reportable Transactions For the Year Ended
       December 31, 1998.................................................    10

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                            DECEMBER 31,
                                                  ------------------------------
                                                       1998             1997
                                                  -------------   --------------
INVESTMENTS, AT FAIR VALUE (NOTES 1 AND 2):
      Common stock - MCN Energy Group Inc.        $  30,441,763   $  71,860,057

      Registered investment companies:
          Putnam Global Growth Fund                   7,133,922       6,009,703
          Putnam Growth & Income Fund                10,484,746      10,612,566
          Putnam Voyager Fund                        13,587,224      11,909,165
          Putnam New Opportunities Fund               4,153,463       3,121,353
          Putnam Income Fund                            201,579         323,184
          Loomis Sayles Small Cap Value Fund            121,426               -
          S & P 500 Fund                                592,583               -

      Loans to participants                           5,056,835       5,427,873

      Investment in Master Trust (Note 4)             9,447,762      10,654,758

                                                  -------------   -------------

                Total Investments                    81,221,303     119,918,659
                                                  -------------   -------------

OTHER ASSETS:
      Cash on deposit and in transit                     12,639          (1,411)
                                                  -------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS                 $  81,233,942   $ 119,917,248
                                                  =============   =============







 The notes to the financial statements are an integral part of this statement.

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                        MCN            Global           Growth           Fixed
                                                                       Stock           Growth          & Income          Income
                                                   Total               Fund             Fund             Fund             Fund
                                                 -------------    -------------    -------------    -------------    -------------
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS
   ATTRIBUTED TO:
        Investment income                        $   4,463,088    $   1,668,118    $     206,477    $     957,264    $     572,870
        Change in fair value of investments        (30,340,104)     (34,723,544)       1,427,958          515,860                -
        Transfers by participants among
          investment funds (net)                             -         (732,011)        (329,892)        (104,226)         207,894
        Transfers to loan fund                               -         (807,629)        (176,458)        (216,503)        (215,231)
        Transfers from loan fund                             -          780,762          177,312          173,973          191,265
        Interest on loans to participants              541,166          254,612           55,943           57,653           63,769
                                                 -------------    -------------    -------------    -------------    -------------
                                                   (25,335,850)     (33,559,692)       1,361,340        1,384,021          820,567
                                                 -------------    -------------    -------------    -------------    -------------
        Contributions:
        Participant                                  3,997,289              n/a              n/a              n/a              n/a
        Employer                                     1,960,504              n/a              n/a              n/a              n/a
        Forfeitures to be used                             923              n/a              n/a              n/a              n/a
                                                 -------------    -------------    -------------    -------------    -------------
          Total                                      5,958,716        2,469,464          532,350          636,917        1,069,643

                                                 -------------    -------------    -------------    -------------    -------------
                  Total Additions (Deductions)     (19,377,134)     (31,090,228)       1,893,690        2,020,938        1,890,210
                                                 -------------    -------------    -------------    -------------    -------------

(DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
        Benefits Paid                              (16,967,348)      (9,026,534)        (605,325)      (1,978,451)      (2,854,634)
        Withdrawals                                 (1,666,904)        (944,370)        (100,613)         (91,114)        (220,894)
        Interplan transfers, net                      (671,920)        (357,162)         (63,533)         (79,193)          (7,628)

                                                 -------------    -------------    -------------    -------------    -------------
                  Total Deductions                 (19,306,172)     (10,328,066)        (769,471)      (2,148,758)      (3,083,156)
                                                 -------------    -------------    -------------    -------------    -------------

NET INCREASE (DECREASE)                            (38,683,306)     (41,418,294)       1,124,219         (127,820)      (1,192,946)

NET ASSETS AVAILABLE FOR BENEFITS:

        Beginning of year                          119,917,248       71,860,057        6,009,703       10,612,566       10,641,908
                                                 -------------    -------------    -------------    -------------    -------------

        End of year                              $  81,233,942    $  30,441,763    $   7,133,922    $  10,484,746    $   9,448,962
                                                 =============    =============    =============    =============    =============

                                                                        New                          Loomis Sayles
                                                      Voyager       Opportunities      Income       Small Cap Value    S & P 500
                                                       Fund            Fund             Fund             Fund             Fund
                                                 -------------    -------------    -------------    ---------------  -------------
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS
   ATTRIBUTED TO:
        Investment income                        $     911,909    $     128,490    $      16,171    $       1,789    $           -
        Change in fair value of investments          1,746,535          626,904           (5,796)          (1,309)          73,288
        Transfers by participants among
          investment funds (net)                       (34,643)         365,515           34,611          101,684          491,068
        Transfers to loan fund                        (270,106)         (26,763)               -              (46)          (7,463)
        Transfers from loan fund                       242,087           75,365            2,956            2,768           16,014
        Interest on loans to participants               82,533           22,698            1,168              566            2,224
                                                 -------------    -------------    -------------    -------------    -------------
                                                     2,678,315        1,192,209           49,110          105,452          575,131
                                                 -------------    -------------    -------------    -------------    -------------
        Contributions:
        Participant                                        n/a              n/a              n/a              n/a              n/a
        Employer                                           n/a              n/a              n/a              n/a              n/a
        Forfeitures to be used                             n/a              n/a              n/a              n/a              n/a
                                                 -------------    -------------    -------------    -------------    -------------
          Total                                        826,854          322,274           56,832           16,731           27,651

                                                 -------------    -------------    -------------    -------------    -------------
                  Total Additions (Deductions)       3,505,169        1,514,483          105,942          122,183          602,782
                                                 -------------    -------------    -------------    -------------    -------------

(DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
        Benefits Paid                               (1,545,431)        (430,763)        (210,276)               -          (10,179)
        Withdrawals                                   (181,550)         (42,306)            (179)            (725)               -
        Interplan transfers, net                      (100,129)          (9,304)         (17,092)             (32)             (20)
                                                 -------------    -------------    -------------    -------------    -------------

                  Total Deductions                  (1,827,110)        (482,373)        (227,547)            (757)         (10,199)
                                                 -------------    -------------    -------------    -------------    -------------

NET INCREASE (DECREASE)                              1,678,059        1,032,110         (121,605)         121,426          592,583

NET ASSETS AVAILABLE FOR BENEFITS:

        Beginning of year                           11,909,165        3,121,353          323,184                -                -
                                                 -------------    -------------    -------------    -------------    -------------
        End of year                              $  13,587,224    $   4,153,463    $     201,579    $     121,426    $     592,583
                                                 =============    =============    =============    =============    =============

                                                     Loan           Forfeiture
                                                     Fund              Fund
                                                 -------------    -------------
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS
   ATTRIBUTED TO:
        Investment income                        $           -    $           -
        Change in fair value of investments                  -                -
        Transfers by participants among
          investment funds (net)                             -                -
        Transfers to loan fund                       1,720,199                -
        Transfers from loan fund                    (1,662,502)               -
        Interest on loans to participants                    -                -
                                                 -------------    -------------
                                                        57,697                -
                                                 -------------    -------------
        Contributions:
        Participant                                          -                -
        Employer                                             -                -
        Forfeitures to be used                               -                -
                                                 -------------    -------------
          Total                                              -                -

                                                 -------------    -------------
                  Total Additions (Deductions)          57,697                -
                                                 -------------    -------------

(DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
        Benefits Paid                                 (305,755)               -
        Withdrawals                                    (85,153)               -
        Interplan transfers, net                       (37,827)               -
                                                 -------------    -------------

                  Total Deductions                    (428,735)               -
                                                 -------------    -------------

NET INCREASE (DECREASE)                               (371,038)               -

NET ASSETS AVAILABLE FOR BENEFITS:

        Beginning of year                            5,427,873           11,439
                                                 -------------    -------------

        End of year                              $   5,056,835    $      11,439
                                                 =============    =============

 n/a = Not available
 The notes to the financial statements are an integral part of this statement.

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS


1.       PLAN DESCRIPTION

         The following description of the MichCon Investment and Stock Ownership Plan ( the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution benefit plan for employees covered by the collective bargaining agreements who have attained one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored solely by Michigan Consolidated Gas Company (MichCon or the Company), a subsidiary of MCN Energy Group Inc. (MCN). The Plan represents an agreed-upon benefit plan enhancement as ratified by and between the Company and collective bargaining units within the Company.

         CONTRIBUTIONS

         Each employee electing to participate in the Plan is required to make regular contributions by payroll deduction. For all union locals, participant combined pre-tax and post-tax contributions are limited to 17% (15% for highly compensated participants) of the participant's compensation as defined in the Plan ("Compensation"), or such maximum rates as may be approved by the Internal Revenue Service. Participants may elect to have their Compensation reduced (Salary Reductions) by up to 8% (9 % for highly compensated participants) and have that amount contributed to the Plan.

         The Company's maximum matching contributions are limited, depending on years of service, to 2% to 6% of the participant's Compensation. Seventy-five percent of the Company's matching contributions must be allocated to the MCN Restricted Stock Fund.

         Prior to March 1, 1999, the Company shall contribute annually to the MCN Restricted Stock Fund accounts for each of its Greater Michigan Local participants on active payroll who have at least 30 years of service as of the measurement date, 25 shares of MCN stock. Effective March 1, 1999 for Greater Michigan Local participants and March 1, 1998 for Detroit Local participants, the Company shall contribute annually to the MCN Restricted Stock Fund accounts, $600 in shares of MCN common stock.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution, allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS


         VESTING

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer's matching contribution portion of their accounts plus actual earnings thereon occurs after completion of five years of service.

         INVESTMENT OPTIONS

         Participants may transfer existing account balances in the investment funds on a daily basis with the exception of the MCN Restricted Stock Fund. However, participants may change their investment direction and amount of future contributions effective with the next payroll period. With respect to the MCN Stock Fund, Company designated insider traders are limited to a 30-day window following the release of quarterly earnings. Contributions may be directed in any of the following investment options:

                  MCN Stock Fund - Fund invests solely in the common stock of MCN. This fund consists of two components, restricted and unrestricted. The restricted fund includes 75% of the employer match. The unrestricted fund includes any employee contributions and possibly any portion of the remaining 25% of the employer matching contributions. The entire MCN Stock Fund is considered to be the Employee Stock Ownership ("ESOP") portion of the plan. Effective in 1998, MCN dividends accumulated under the ESOP are passed through to each participant within 90 days of the previous Plan year, unless the participant elects not to receive such dividends by notifying the Trustee in writing. Future dividends may be passed through to participants at the discretion of the MichCon Board of Directors.

                  Putnam Global Growth Fund - Fund consists primarily of common stocks traded in securities markets located in a number of foreign countries and in the United States.

                  Putnam Fund for Growth and Income - Fund consists primarily of common stocks that offer potential for capital growth, current income, or both. The fund may also purchase corporate bonds, notes and debentures, preferred stocks, or convertible securities (both debt securities and preferred stocks) or U.S. government securities.

                  Fixed Income Fund - Fund consists of higher quality investments consistent with the Fund's objective to preserve principal while providing a stable rate of return to the Participant. The investments of the Fixed Income Fund consists of the following:
                         - contracts with insurance companies and other financial institutions providing for fixed rates of interest.
                         - investments in specific government and corporate marketable fixed income securities, which are managed by professional investment advisors.

                  Amounts invested in marketable securities are through or pursuant to contracts with insurance companies. These contracts provide for a guarantee of the principal invested and accrued interest under the contract. The interest rates under these contracts are adjusted at least annually to recognize the impacts of changing interest rate conditions. Investment advisors for marketable fixed income securities may use fixed income futures and options to reduce the effect of market volatility on the Fund.

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS


                  Putnam Voyager Fund - Fund consists primarily of common stocks of companies with potential for capital appreciation which is significantly greater than that of the market averages and generally invests a significant portion of its assets in the securities of smaller and newer issuers.

                  Putnam New Opportunities Fund - Fund consists primarily of common stocks of companies in sectors of the economy with potential for capital appreciation which is significantly greater than that of the market averages and generally invests a significant portion of its assets in the securities of small to mid-sized companies.

                  Putnam Income Fund - Fund consists primarily of quality corporate and government bonds that pay out a rate of interest in regularly scheduled payments. The fund also invests in selected below-investment grade bonds, which have a higher risk of nonpayment of interest and principal. Effective June 1999, the fund was eliminated from the Plan.

         The following funds were added in June 1998:

                  Loomis Sayles Small Cap Value Fund - Fund consists primarily of smaller capitalization common stocks, emphasizing both undervalued securities and securities of companies with significant growth potential.

                  Putnam S&P 500 Fund - Fund consists primarily of stocks that closely approximates the return of the Standard & Poor's (S&P) 500 index, which is an indicator of the U.S. stock market performance.

         Effective July 1, 1999, the following six funds will be added to the
Plan:

                  JP Morgan Institutional Disciplined Equity Fund - Fund consists of a broadly diversified portfolio of equity securities similar to the S&P 500 index.

                  Legg Mason Value Institutional Portfolio Fund - Fund consists primarily of stocks that are believed to be undervalued and offer above-average potential for capital appreciation.

                  Lord Abbett Developing Growth Fund - Fund consists primarily of stocks of selected small companies with long-range growth potential.

                  Putnam International Growth Fund - Fund consists primarily of common stocks traded in securities markets located in a number of foreign countries and in the U.S.

                  Vanguard US Growth Fund - Fund consists primarily of large, high-quality seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

                  Western Asset Core Portfolio - Fund consists primarily of fixed-income securities with an average duration of four to six years.

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS


         ADMINISTRATIVE AND BROKERAGE FEES

         Expenses in connection with the purchase or sale of stock or other securities are charged to the participant for which the purchases or sales are made. Participants pay 100% of the investment management and other related expenses of the fund. The Company pays 100% of the recordkeeping and Trustee expenses.

         LOANS

         Subject to limitations imposed by the Internal Revenue Code and Department of Labor regulations, Plan provisions allow a participant to borrow from the Plan an amount up to 50% of the vested value of his or her salary reduction and ESOP accounts, up to a maximum of $50,000, at an interest rate of 2-1/2% over prime updated quarterly (rounded to the nearest 1/2 %). The outstanding balances of loans are reported in the Loan fund. A participant may have only one loan outstanding at a time and loan refinances are available every 12 months provided that the loan balance is paid off in full.

         TERMINATION OF THE PLAN

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan assets shall be distributed ratably to the participants in proportion to the total values of their respective Plan accounts.

         Each participating employer may withdraw from or terminate its participation in the Plan at any time. Under these circumstances, the Committee shall direct the Trustee to (1) segregate, in a separate trust, amounts held under the Plan which are applicable to the participants of such employer (in the event of withdrawal); or (2) distribute to the participants of such employer amounts attributable to such participants' investments under the Plan (in the event of termination).



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying financial statements are prepared under the accrual method of accounting.

         Purchase and sales of securities are recorded on the trade date basis. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded when earned.

         Investments are stated at fair value, which is generally based on quoted prices. A portion of the Fixed Income Fund is reported on or at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses), because it is fully benefit responsive. Participant loan receivables are presented at cost which approximates fair value.

         The cost of securities sold or distributed is determined on the basis of average cost. The MCN Stock Fund recognizes gains or losses on stock distributed to terminated participants in settlement of their accounts equal to the difference between cost and market value of the shares distributed.

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

         Benefits are recorded when paid.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.



3.       TAX STATUS

         The Plan obtained its latest determination letter on November 20, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.



4.       DEFINED CONTRIBUTION PLANS MASTER TRUST

         The Master Trust was established on August 1, 1988 and serves as a funding medium to certain employee benefit plans of the Company and its subsidiaries and affiliates which are qualified under Section 401(a) of the IRC.

         Currently, the Master Trust consists of certain commingled assets of the Plan, MCN Energy Group Savings and Stock Ownership Plan and the Citizens Gas Fuel Company Investment Share Plan. The Plan's investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan's allocated portion (approximately 17%) of the Master Trust investments. The Plan's allocated portion of the investments is equal to the market value of the Plan's assets contributed, adjusted by the Plan's allocated share of the Master Trust investment income and expenses, employee and employer contributions and distributions and withdrawals paid to participants.

         A summary of the Master Trust assets as of December 31, 1998 and 1997 is as follows:

                                                       1998          1997
                                                   -----------   -----------
INVESTMENTS:
      Temporary investments, at fair value         $13,002,190   $ 3,805,014
      Insurance contracts, including
         accumulated interest, at contract value    41,197,145    51,041,890
                                                   -----------   -----------

TOTAL INVESTMENTS                                   54,199,335    54,846,904
                                                   -----------   -----------

ASSETS HELD IN MASTER TRUST                        $54,199,335   $54,846,904
                                                   ===========   ===========

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

         The following is a summary of the change in net assets held in the Master Trust for the year ended December 31, 1998:

                                                         1998
                                                     ------------
Transfers into Master Trust                          $ 44,241,646

Interest, dividend and other income on investments      3,186,647

Transfers out of Master Trust                         (48,075,862)
                                                     ------------
CHANGE IN ASSETS HELD                                    (647,569)

NET ASSETS, BEGINNING OF YEAR                          54,846,904
                                                     ------------
NET ASSETS, END OF YEAR                              $ 54,199,335
                                                     ============

5.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in- interest.

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                            EIN: 38-0478040, PN: 014

           ITEM 27A -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                                             (c)
                     (b)                        Description of investments including                                   (e)
         Identity of issue, borrower,       maturity date, rate of interest, collateral,           (d)               Current
(a)        lessor or similar party                    par or maturity value                        Cost               Value
--- ---------------------------------    -----------------------------------------------       ------------       ------------
 *  MCN Stock Fund                       MCN Energy Group Inc., Common Stock                   $ 29,336,764       $ 30,441,763

 *  Global Growth Fund                   Registered Investment Company                            5,620,635          7,133,922

 *  Growth and IncomeFund                Registered Investment Company                            8,427,129         10,484,746

 *  Fixed Income Fund                    Investment in Master Trust
                                             Pacific Mutual #G-26114-00                           3,742,724          3,742,724
                                             AIG Life #GIC-18190                                    143,000            143,000
                                             AIG Life #GIC-877                                      363,666            363,666
                                             Hartford Life #009702                                  497,859            497,859
                                             Hartford Life #GA-9950                                 112,203            112,203
                                             MET Life #14289                                        247,699            247,699
                                             The Boston Company #6420-002                         2,266,478          2,266,478
                                             New York Life GA #30783                                523,168            523,168
                                             New York Life GA #30783002                             648,998            648,998
                                             John Hancock Mutual #8407 GAC                          296,847            296,847
                                             John Hancock Mutual #8868 GAC                          605,120            605,120

 *  Voyager Fund                         Registered Investment Company                            8,949,719         13,587,224

 *  New Opportunities Fund               Registered Investment Companies                          3,026,042          4,153,463

 *  Income Fund                          Registered Investment Companies                            204,337            201,579

 *  Loomis Sayles Small Cap Value Fund   Registered Investment Companies                            121,527            121,426

 *  S & P 500 Fund                       Registered Investment Companies                            519,602            592,583

 *  Putnam                               Cash on Deposit and in Transit                              12,639             12,639

 *  Loan Fund                            Loans to Participants (Interest rates 9.75% to 11.00%)           -          5,056,835
                                                                                               ------------       ------------

                                                                                               $ 65,666,156       $ 81,233,942
                                                                                               ============       ============

 *   Represents Party-in-Interest

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                            EIN: 38-0478040, PN: 014

                 ITEM 27D -- SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                     (b)
                              Description of asset                                                           (f)
         (a)                  (include interest                (c)            (d)            (e)            Expense
   Identity of party          rate and maturity             Purchase        Selling         Lease        incurred with
      involved                in case of a loan)              Price          Price          rental        transaction
----------------------        --------------------         -----------    ------------      ------       -------------
Putnam Investments            MCN Stock Fund               $ 6,823,668         n/a

Putnam Investments            MCN Stock Fund                    n/a       $ 13,518,418



                                                   (h)
                                              Current value
            (a)                 (g)            of asset on        (i)
     Identity of party        Cost of          transaction      Net gain
          involved             asset              date          or (loss)
          --------         -----------        ------------     -----------
Putnam Investments             n/a            $  6,823,668         n/a

Putnam Investments         $ 7,809,911        $ 13,518,418     $ 5,708,507

                                   SIGNATURES



         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEE (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                           MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN







                   BY:               /s/ HOWARD L. DOW III
                      ----------------------------------------------------------
                                      HOWARD L. DOW III
                   SENIOR VICE PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER
                              MICHIGAN CONSOLIDATED GAS COMPANY





DATED:   JUNE 30, 1999

                                  EXHIBIT INDEX


        NUMBER
               -----------------------------------------------------
         23         INDEPENDENT AUDITORS' CONSENT - GEORGE JOHNSON & COMPANY